

By Electronic Mail

October 13, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Hartford Funds Exchange-Traded Trust
Issuer CIK: 0001501825
Issuer File Number: 811-23222/333-215165
Form Type: 8-A12B
Filing Date: October 13, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated October 2, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Hartford Quality Value ETF (QUVU)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 205-4370. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications